FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Material Event dated March 16, 2005, regarding the annual Ordinary Shareholders’ Meeting.

Item 1

Mr.

Enrique Marshall Rivera

Superintendent of Banks and Financial Institutions

March 16, 2005

Dear Superintendent,

In the Board of Directors’ Meeting held on March 15, 2005, the Board resolved to hold the annual Ordinary Shareholders’ Meeting on April 19, 2005 at 5:00pm at the Bank’s headquarters on Bandera 140 12th Floor. The following matters will be discussed and voted on:

1.	Submit for approval the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2004.

2.	Allocation of 2004 net income. A dividend of Ch$1.05491871 per share will be proposed and if approved will be paid beginning on April 29, 2005.

3.	Designation of External Auditors.

4.	Election of Board and Alternate Board members

5.	Determination of Board remuneration.

6.	Directors Committee’s annual report and approval of Directors Committee’s budget for 2005.

7.	Account of all operations with related parties as defined by Article 44 of Law 18,046.

8.	Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by Bank’s bylaws.

The reception of proxies for this Meeting will be held at the same day and place of the Meeting from 3:30pm to 5.00pm.

The public announcements of this Meeting will be published in the El Mercurio newspaper of Santiago, Chile on March 31, April 7 and April 14, indicating that all shareholders included in the Shareholders’ Registrar on April 13, 2005 have the right to participate in this meeting. This announcement will also state that the Bank’s Balance Sheet was published in the Estrategia newspaper on February 25, 2005.

Sincerely,

Oscar Von Chrismar

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: March 17, 2005	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel